  Exhibit 99.1

Prophecy Announces Complete Assay Results from Pulacayo Step Out Drill Program

Vancouver, British Columbia, March 6, 2020 – Prophecy Development Corp. (“Prophecy” or “the Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N)  announces that it has recently completed a 2,598-meter, 16-hole Pulacayo step out drill program.

Significant results of the program are tabulated below:

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Zn (%)	Pb (%)	AgEq	Target
PUD267*	31.5	67	35.5	54.3	4.31	0.92	229.6	West
	117	123	6.0	47.8	1.11	0.25	89.7	West
PUD268	21	23	2	20	1.34	0.77	92.6	West
PUD274	75	77	2	93.5		0.42	98.8	East
PUD274	82	83	1	83		0.09	77.4	East
       *First published January 21, 2020

Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for Pulacayo in 2013.

Holes ranged between vertical depths of 70 and 255 meters and were designed to test the possibility of a shallow extension of the Tajo vein system which currently hosts the Company’s NI43-101 compliant indicated resource of 30.4 Moz of silver grading 455 g/t Ag, 3.19% Zn, and 2.18% Pb and inferred resource of 6.3 Moz silver grading 406 g/t Ag, 2.08% Zn, and 3.93% Pb (see Company’s press release of November 22nd, 2017). Fourteen holes were collared to the west (Pulacayo-West), and two holes were collared to the east of the Pulacayo resource boundaries.

PUD267 intercepted 35.5 meters of mineralization and likely expanded the resource westwards by approximately 80 meters (see the Company’s press release dated January 21st, 2020). However, a paucity of other significant results is believed to be due to the geological setting of the shallow targets. While pervasive alteration, along with artisanal mine workings provide key indications that the hydrothermal system does extend in this direction, the sulphide species that was observed in intercepted veins and stockworks indicates the hydrothermal temperatures in these upper reaches of the system were not sufficient to carry significant amounts of silver and base metals, with only sporadic occurrences being evident at Pulacayo-West.

While the surface footprint of Pulacayo Tajo vein system appears now to be constrained to approximately 1.5 km east to west, it’s worth noting that according to detailed Hochschild mining records from 1914 to 1960, the Tajo vein is observed for over 3km in strike-length, with select high grade mining taking place mainly between a vertical depths of 400 meters and 1,000 meters from surface via 3 shafts. The Tajo vein system remains open at depth.

Pulacayo-West was drilled first because it is an extension to existing defined Pulacayo resource. That target is just one of several exploration targets besides Paca North, Pacamayo, Pulacayo Elephant, Pero, and El Albra within Prophecy’s 35.5sq.km, 100% controlled Pulacayo district land package.

The Company will shortly announce the start of district exploration and plans to advance the already defined NI43-101 resources at Pulacayo and Paca (20.9Moz Ag Inferred grading 256 g/t, see Company’s press release of November 22nd, 2017)

Collar data for the 2020 Pulacayo shallow extension drilling program is shown below:

Hole ID	Azimuth	Dip	Depth (m)	Easting	Northing	AMSL
PUD267	180	-45	180	739823.4	7744735	4336
PUD268	180	-45	192	739866	7744723	4366
PUD269	180	-45	210	739750	7744727	4321
PUD270	0	-45	201	739626	7744618	4284
PUD271	180	-45	156	739670	7744655	4293
PUD272	180	-45	300	739540	7744860	4329
PUD273	180	-45	201	739343	7744869	4385
PUD274	200	-65	95	741031	7744391	4237
PUD275	180	-45	161	739481	7744625	4357
PUD276	0	-45	201	739467	7744416	4267
PUD277	21	-55	72	741196	7744229	4181
PUD278	0	-45	120	739170	7744599	4317
PUD279	180	-45	130	737933	7744679	4346
PUD280	0	-45	113	739024	7744538	4344
PUD281	0	-45	180	739661	7745113	4396
PUD282	0	-45	86.4	739180	7744380	4296

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101. Prophecy adopts industry-recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and a blank sample are inserted into the sample stream at every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates (including lab duplicates and standards) are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation and then shipped to ALS Global laboratories in Lima, Peru for analysis. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. The ALS Laboratories sample management system meets all the requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core and split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved for reference at the Company’s secured core facility. Prior to sampling, all core is geotechnically analyzed and photographed and then logged by geologists.

About Prophecy

Prophecy is developing its premier Pulacayo silver project in Bolivia. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.